COMMENTS RECEIVED ON 03/17/2022

FROM RYAN SUTCLIFFE

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Health and Wellness Fund

POST-EFFECTIVE AMENDMENT NO. 200

1.

C:

The Staff requests we check the series and class codes in EDGAR.

R:

We have reviewed the series and class codes in EDGAR and confirm they are correct.

2.

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

3.

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

4.

“Cover” (prospectus)

C:

The Staff requests that we provide a “subject to completion” legend under rule 481(b)2 or explain why one is not provided.

R:

Rule 481(b)(2) requires inclusion of a “subject to completion” legend if “a prospectus or Statement of Additional Information will be used before the effective date of the registration statement…” The registrant does not plan to use the fund’s prospectus or statement of additional information prior to its effective date (and, in fact, has not used the prospectus and SAI filed pursuant to Rule 485(a)). Thus, a Rule 481(b)(2) legend was not included and is not required.

5.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

6.

“Fund Summary” (prospectus)

“Fee Table”

Retail Class:

“The following table describes the fees and expenses that may be incurred when you buy and hold shares of the fund.”

Advisor Classes:

“The following table describes the fees and expenses that may be incurred when you buy and hold shares of the fund. In addition to the fees and expenses described below, your broker may also require you to pay brokerage commissions on purchases and sales of certain share classes of the fund.”

C:

The Staff requests we add the second sentence to the retail class fee disclosure and bold in each document per N-1A.

R:

The requested disclosure and formatting will be added.

7.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that any acquired fund fees and expenses are not anticipated to exceed one basis point of average net assets of the fund.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets.

8.

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), as a percentage of its average net assets, exceed [    ]% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [            , 202    ]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff requests we add disclosure language that the fund may only make repayments to the Adviser if such repayment does not cause the fund’s expense ratio, after repayment is taken into account, to exceed both 1) the Expense Cap in place at the time such amounts were waived and 2) the current Expense Cap.

R:

The fee table footnote states: If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. (emphasis added). Accordingly, we have not modified the disclosure.

9.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in equity securities of Health and Wellness companies. Health and Wellness companies are companies that FMR believes are working to extend and/or improve life expectancy, enhance health and wellness in people’s lives, and/or mitigate environmental impacts affecting health and wellness. Such companies include those that attribute significant revenues to products focused on disease treatment, health care access, nutrition, fitness and wearables, or clean emissions or with respect to seeking to mitigate environmental impacts, have a low carbon transition score of neutral or better as rated by MSCI.”

C:

The Staff requests we define “significant revenues.”

R:

Although the fund’s approach may vary from time to time, the fund currently considers generated revenues to be significant if they equal or exceed 50% of a company’s overall revenue.

10.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in equity securities of Health and Wellness companies. Health and Wellness companies are companies that FMR believes are working to extend and/or improve life expectancy, enhance health and wellness in people’s lives, and/or mitigate environmental impacts affecting health and wellness. Such companies include those that attribute significant revenues to products focused on disease treatment, health care access, nutrition, fitness and wearables, or clean emissions or with respect to seeking to mitigate environmental impacts, have a low carbon transition score of neutral or better as rated by MSCI.”

C:

The Staff requests we provide the percentage of health and wellness companies the fund anticipates will only satisfy mitigating environmental impacts. Provide the percentage of companies in the portfolio that will be clean emissions or low carbon transition score of neutral or better. Please also explain how these companies are health and wellness industry companies.

R:

It is anticipated that the portion of the fund’s portfolio that will be invested in companies that attribute significant revenue to clean emissions or that have a low carbon transition score of neutral or better will represent approximately 25% of the fund’s overall portfolio. The adviser believes that such companies can be considered “health and wellness companies because environmental impacts, for example poor air quality, can be linked to chronic and acute illness and deaths. Transitioning to clean emission products may help to limit environmental impact, and therefore may result in reduced illnesses and mortality rates.

11.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“In addition, the fund is classified as non-diversified under the Investment Company Act of 1940 (1940 Act), which means that it has the ability to invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.”

C:

The Staff requests we set this paragraph off as a diversification risk as a best practice.

R:

The registrant has italicized the disclosure to clarify that it is a separate item from the disclosure above.

12.

“Fund Summary” (prospectus)

“Investment Adviser”

“FMR is the fund’s manager. Other investment advisers serve as sub-advisers for the fund.”

C:

Under some, but not all circumstances, Item 5(a) requires the name of each investment adviser of the fund, including sub-advisers. Please disclose the sub-advisers or explain why they are not provided in Item 5(a).

R:

As the “other investment advisers” will not have day-to-day responsibility for choosing investments for the fund, they are not named in the Fund Summary section.

13.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Although the Adviser focuses on investing the fund’s assets in securities issued by larger-sized companies, the Adviser may also make substantial investments in securities issued by medium and smaller companies.”

C:

The Staff requests we add a large cap risk or explain why one is not necessary.

R:

The fund does not have a principal investment strategy of investing in securities of large capitalization companies. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

14.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.”

C:

The Staff request we confirm supplementally that the convertible securities in the 80% equity basket will only be purchased if they are “in the money.”

R:

Convertible securities are excluded from the fund’s name test.

15.

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

“In determining whether an issuer is directly engaged in, and/or derives significant revenue from a particular industry or product line, a fund may use revenue thresholds (e.g., issuers that derive more than 5% of revenue from tobacco production) and/or categorical exclusions (e.g., issuers that derive any revenue from the operation of private prisons or issuers that are classified within the coal production or mining industries), depending on the industry or product line, based generally on data provided by one or more third-party vendor(s). The Adviser, in its sole discretion, retains the right not to use data provided by third-party vendors where it deems the data not representative of an issuer’s current business operations. In such cases, or where data on specific issuers may not be available from third-party vendors, the Adviser may make reasonable estimates or otherwise exercise its discretion.”

C:

The Staff requests that for the fund we clarify in disclosure whether and for which industries the product line’s revenue thresholds are being used.

R:

The Adviser considers the application of revenue thresholds or categorical exclusions on a case-by-case basis. The Adviser does not believe it is possible to specify in advance all situations in which revenue thresholds or categorical exclusions will apply. Instead, the disclosure makes clear that the Adviser employs sustainable investing exclusions but provides the Adviser the discretion to implement those exclusions, much like it employs discretion with respect to a fund’s investments more generally. Accordingly, we have not modified the disclosure.

16.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

We believe the disclosure appropriately characterizes the fund’s concentration policy, and, as such, have not modified the disclosure. The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N-1A.

Attachment 1

Fidelity® Health and Wellness Fund – Retail Class

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.67%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	1.65%
Total annual operating expenses	2.32%
Fee waiver and/or expense reimbursement(b)	1.27%
Total annual operating expenses after fee waiver and/or expense reimbursement	1.05%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 1.05% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through August 31, 2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$107
3 years	$559

Fidelity Advisor® Health and Wellness Fund - A, M, C, I, Z Classes

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	0.67%	0.67%	0.67%	0.67%	0.67%
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	None	None
Other expenses(a)	1.55%	1.55%	1.55%	1.55%	1.42%
Total annual operating expenses	2.47%	2.72%	3.22%	2.22%	2.09%
Fee waiver and/or expense reimbursement(b)	1.17%	1.17%	1.17%	1.17%	1.19%
Total annual operating expenses after fee waiver and/or expense reimbursement	1.30%	1.55%	2.05%	1.05%	0.90%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse Class A, Class M, Class C, Class I, and Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of their respective average net assets, exceed 1.30%, 1.55%, 2.05%, 1.05%, and 0.90% (the Expense Caps). If at any time during the current fiscal year expenses for Class A, Class M, Class C, Class I, and Class Z of the fund fall below the Expense Caps, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Caps. These arrangements will remain in effect through August 31, 2023. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees and may extend them in its discretion after that date.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$700	$700	$502	$502	$308	$208	$107	$107	$92	$92
3 years	$1,158	$1,158	$1,020	$1,020	$844	$844	$542	$542	$499	$499

FOLLOW-UP COMMENTS RECEIVED ON 04/13/2022

FROM RYAN SUTCLIFFE

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Health and Wellness Fund

POST-EFFECTIVE AMENDMENT NO. 200

1.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in equity securities of Health and Wellness companies. Health and Wellness companies are companies that FMR believes are working to extend and/or improve life expectancy, enhance health and wellness in people’s lives, and/or mitigate environmental impacts affecting health and wellness. Such companies include those that attribute significant revenues to products focused on disease treatment, health care access, nutrition, fitness and wearables, or clean emissions or with respect to seeking to mitigate environmental impacts, have a low carbon transition score of neutral or better as rated by MSCI.”

C:

The Staff requests we define “significant revenues” in the prospectus and be specific regarding variations in the definition.

R:

The disclosure, in relevant part, will be revised to read as follows:

“Such companies include those that attribute 50% or more of their revenues to products focused on disease treatment, health care access, nutrition, fitness and wearables ….”

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in equity securities of Health and Wellness companies. Health and Wellness companies are companies that FMR believes are working to extend and/or improve life expectancy, enhance health and wellness in people’s lives, and/or mitigate environmental impacts affecting health and wellness. Such companies include those that attribute significant revenues to products focused on disease treatment, health care access, nutrition, fitness and wearables, or clean emissions or with respect to seeking to mitigate environmental impacts, have a low carbon transition score of neutral or better as rated by MSCI.”

C:

With reference to "significant revenue to clean emissions," please define or make reference to a definition of what significant revenue means in the prospectus. With regard to companies included in the 80% bucket on the basis of low carbon transition scores, the Staff's position is that a low carbon transition score alone is not sufficient for meeting the definition of health and wellness companies.

R:

The fund notes that the third-party benchmark to which it will compare its performance, the MSCI World Health & Wellness Select Net MA Index, currently allocates only 83% of its weightings to companies that attribute 50% or more of their revenues to products focused on disease treatment, health care access, nutrition, fitness and wearables, or clean emissions. Further, it should be noted that the World Health Organization and the United Nations have pronounced that certain environmental impacts, such as poor air quality, are linked to chronic and acute illness and are considered a global health risk. However, to provide additional clarity, the disclosure will be revised, in relevant part, as follows:

 “Such companies include those that attribute 50% or more of their revenues to products focused on disease treatment, health care access, nutrition, fitness and wearables, or clean emissions or with respect to seeking to mitigate environmental impacts, those that are contained in the MSCI World Health & Wellness Select Net MA Index.”